

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2015

Via E-mail
Mr. Ken Kovie
President
Upholstery International, Inc.
8005 W. 183rd Street, Ste E
Tinley Park, IL 60423

> **Re: Upholstery International, Inc.**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed December 31, 2014**
> **File No. 333-195209**

Dear Mr. Kovie:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1 of our prior letter dated December 1, 2014, and your revised disclosure that states "some of the investors may also have been accredited." Please advise how many of the investors in the Rule 506(b) offerings were accredited investors. Additionally, please advise how these investors became interested in the private offering and what the relationship is between the investors and the company and its affiliates. Tell us whether you provided or directed the investors to the registration statement for information about the company.

2.   In response to comment 2 of our prior letter, you simply state "REVISED." However, you have not revised your disclosure to be consistent with an indirect primary offering nor provided an analysis of why the offering does not constitute an indirect primary offering through the selling shareholders. Therefore, please respond to comment 2 of our prior letter by revising your disclosure or providing an analysis.

Management's Discussion and Analysis, page 27

Capital Resources and Liquidity, page 27

3.   We note in your response letter the agreement with Lambert Private Equity has been canceled. Please disclose that the agreement has been canceled and the date that it was canceled. Revise your disclosure to reflect the company's capital resource and liquidity position with that agreement canceled. Additionally, we note your loan with OnDeck requires payments on every business day. Please discuss the impact of this agreement on your operations and liquidity. Please update your risk factors as appropriate.

4.   We note your response to comment 15 of our prior letter. Please revise the outstanding balance of the business loan of $75,000 at September 30, 2014 as it appears to be $59,388. Please refer to your disclosure in Note 4 on page F-18.

5.   Please update your discussion for the status of the $70,000 loan from Georgia Peaches, LLC which matured on November 15, 2014.

6.   Please update your discussion to include the material terms of the $85,800 of borrowings received in July and September 2014, including the business purpose and use of proceeds.

Results of Operations, page 28

Operating Expenses, pages 28 and 29

7.   Please tell us and disclose in greater detail your significant variances in general and administrative expenses for the three and nine months ended September 30, 2014 compared to the three and month months ended September 30, 2013. Please refer to Item 303(a)(3) of Regulation S-K.

Executive Compensation, page 31

8.   Please update your executive compensation section to include information for the 2014 fiscal year. You may wish to refer to Staff Compliance and Disclosure Interpretations Regulation S-K Question 117.05.

Audited Consolidated Financial Statements for the Years Ended December 31, 2013 and 2012

Note 5 – Notes Payable, page F-9

9.   We note the Company received a loan of $70,000 from an unrelated third party Georgia Peaches, LLC that matured on November 15, 2014. As Georgia Peaches, LLC appears to

be a related party, please advise us and revise your disclosure accordingly.   Please also address relative to your disclosure in your unaudited financial statements for the nine-month period ended September 30, 2014.

Consolidated Financial Statements for the Nine Month Periods Ended September 30, 2014 and 2013

Note 4 – Notes Payable, pages F-17 and F-18

10.   Referencing the promissory note of $70,000 maturing on November 15, 2014, please tell us and update your disclosure of the status of this loan.

11.   Referencing the borrowings of $85,800 received in July and September 2014, please tell us and disclose the relevant terms including interest rate, maturity date, and business purpose. Also, please file an exhibit of the signed agreement.

Item 15. Recent Sales of Unregistered Securities, pages 35 and 36

12.   We note your response to comment 19 of our prior letter. Please revise your disclosure to include the substance of your response in your next amendment. That is, separately disclose the issuance of 80,000 shares to Lambert Private Equity in October 2014.

13.   We note your response to comment 20 of our prior letter. Please revise to reflect 20,200 shares of common stock sold to investors during the nine months ended September 30, 2014.

14.   Please reconcile the difference between the aggregate offering price of $30,300 for shares sold at $1.50 per share between February 12, 2014 and July 30, 2014, and the total proceeds of $22,800 received from these offerings. Please revise or advise us.

Consent from Independent Registered Public Accounting Firm, Exhibit 23.1. (omitted)

15.   Please have your auditors file an updated consent with your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Kathleen Krebs, Special Counsel at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Ben Skjold, Esq.
        Daniel Gallagher